Exhibit 99.26

Media release

Rio Tinto receives a binding offer for aluminium assets

26 February 2018

Rio Tinto has received a binding offer from Hydro of $345 million, subject to final adjustments, to acquire Rio Tinto’s ISAL smelter in Iceland, its 53.3 per cent share in the Aluchemie anode plant in the Netherlands and its 50 per cent share in the Aluminium fluoride plant in Sweden.

In accordance with applicable laws, Rio Tinto will launch a consultation process with employees, relevant European works councils and other stakeholders. Subject to satisfactory completion of these consultations and certain other conditions, Rio Tinto expects to conclude the sale in the second quarter of 2018.

Rio Tinto Aluminium chief executive Alf Barrios said “The binding offer for the sale of these assets provides further evidence of Rio Tinto’s commitment to strengthen our business and deliver value by streamlining our portfolio.

“Hydro has a solid track record in the aluminium industry and is a partner to Rio Tinto in other ventures. ISAL, Aluchemie and Alufluor are a natural fit with Hydro’s portfolio and this transaction should secure the long term future for the sites and continued economic benefit for the wider communities”.

Contacts

media.enquiries@riotinto.com

riotinto.com

  Follow @RioTinto on Twitter

Media Relations, United Kingdom

Illtud Harri

T +44 20 7781 1152

M +44 7920 503 600

David Outhwaite

T +44 20 7781 1623

M +44 7787 597 493

David Luff

T +44 20 7781 1177
M +44 7780 226 422

Investor Relations, United Kingdom

John Smelt

T +44 20 7781 1654

M +44 7879 642 675

David Ovington

T +44 20 7781 2051

M +44 7920 010 978

Nick Parkinson

T +44 20 7781 1552

M +44 7810 657 556

Media Relations, Australia

Jonathan Rose

T +61 3 9283 3088

M +61 447 028 913

Investor Relations, Australia

Natalie Worley

T +61 3 9283 3063

M +61 409 210 462

Rachel Storrs

T +61 3 9283 3628

M +61 417 401 018

Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404